Filed by Advanced Fibre Communications, Inc. (Commission File No. 000-28734)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
(Commission File No.: 000-28734)

This filing relates to the proposed merger between a wholly owned subsidiary of Tellabs, Inc. and Advanced Fibre Communications, Inc. (“AFC”), pursuant to an Agreement and Plan of Merger, dated as of May 19, 2004. The Agreement and Plan of Merger was filed by AFC under cover of a Current Report Form 8-K on May 20, 2004 and is incorporated by reference into this filing.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY—CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this filing regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this filing are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (File No. 333-116794) which contains a

Preliminary Joint Proxy Statement/Prospectus. Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Definitive Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

* * *

[The following is a transcript of the July 20, 2004 Advanced Fibre Communications, Inc. Second Quarter 2004 Earnings Release Conference Call]

Operator:      Good afternoon ladies and gentlemen and thank you for participating in the Advanced Fibre Communications Second Quarter Earnings Release Conference Call. At this time all participants are in listen only mode. The company will first share its prepared comments followed by a question and answer session. Participants on today’s call are John Schofield, Chairman of the Board, President and CEO. Keith Pratt, Senior Vice President and CFO and Jeff Finn, Director of Investor Relations.

                         After the presentation we will begin the question and answer session. Should any participant need assistance throughout the call please disconnect and redial the conference number.

                                   Mister Finn, you may now begin.

Jeff Finn:                Thank you Sharon. Good afternoon and welcome to AFC’s conference call announcing our second quarter results for 2004. Hi, I’m Jeff Finn AFC’s Director of Investor Relations. On today’s call you’ll hear from John Schofield, our Chairman, President and CEO and Keith Pratt, our Chief Financial Officer. As usual, John will start with a brief review of the quarter and then an update on some of the recent important strategic events. Once John is done, Keith will conduct a detailed review of the quarterly results, along with some guidance for the current quarter. After these presentations, please stay on the line for a question and answer session.

                                   During this call we will be providing historical financial information on a GAAP basis and on a core business basis. The core business financial results are not in accordance with GAAP, we present our reconciliation of the core business results through a schedule attached to our press release, which can be found on our website at www.afc.com

                                   During this call we will also be providing information concerning our expected financial performance for the third quarter. The forecasted information will be provided on a core business basis, which excludes amortization of acquisition related intangible assets as well as on a GAAP basis. We believe core business results helped investors better understand the financial performance of our business. We also believe that core business results provide a more conclusive and useful basis for comparisons between periods and for making projections.

                                   Following this conference call an audio webcast replay of this call will be available at www.afc.com/intestors.

                                   Before I turn this call over to John, let me remind you that in a moment we will be providing guidance regarding expecting future financial performance and making other forward looking statements. These statements are based on assumptions which are subject to change from time to time and we do not assume the responsibility to inform you when they do. Our company policy is to provide guidance only on public conference calls. We do not update that guidance until the next scheduled call. Actual results may differ materially from what we say today. Specific factors that could cause our financial projections and other forward looking statements to be materially different than currently anticipated include (but are not limited to): a slower than anticipated rate of growth and demand for broadband services, that AFC’s new products will not achieve anticipated market acceptance and that AFC will experience increased competition due to it’s expanded product offering, the quality and timing of orders received under the Verizon contract, AFC’s ability to sustain its tax position with respect to the deferral and gaining on the Cisco hedge contracts and that the deferred merger with Tellabs will not be completed or that the merger integration plans will not be successfully implemented and executed. Additional information about potential factors that could affect our financial results is included under the risk factors section in our annual report in Form 10-K or quarter reports on Form 10-Q, which have been filed with the SEC.

                                   Now I would like to turn the call over to John.

John Schofield:      Thank you Jeff. Thanks to all of you for taking the time to call in today. Among the areas I’d like to cover on today’s call are: how the quarter played out, some specific customer related updates, the status of our newly acquired North American access business, progress on our proposed merger with Tellabs (which we announced on May 20th) and our general outlook for the business going forward.

                                   Second quarter revenue was $118.6 million and core earnings came in at 6 cents per share. There were 10% customers for the quarter: BellSouth, Sprint and Verizon. Keith will give you a more detailed review of these results in his commentary later on in the call.

                                   Revenues for the quarter were somewhat below what we anticipated. This was primarily due to a supply constraint of a key component that impacted FTTP shipments, which we expect to be resolved in the current quarter. A large customer work force issue which limited the flow of orders that customer and the timing of certain international orders in the quarter. In addition, many independent phone companies continue to study the feasibility of a fiber versus copper infrastructure. These customers are also very interested in video. The result of all this is that buying decisions are being delayed in this market as customers take time to evaluate and select the best technologies that will enable them to provide advanced services to their end users. Despite this, order flow across our customer base remains solid throughout the quarter and again we had a book to ill ratio greater than 1. We continue to see robust orders to be a sell across our customer base throughout the quarter. Shipments of DSL ports remain strong with approximately 116,000 ports shipped with meaningful contributions from both our Petaluma and Bedford operations.

                                   While there is much in the new about voice over IP and packetized voice, we continue to record relatively healthy shipments of voice ports from both our Petaluma and Bedford operations. However, to be clear as we see growth in broadband we are seeing a decline in pure parts. Total parts for shipments in the quarter were 320,000. FTTP continues to become a more significant part of our product offering and orders for FTTP are exceeding our plan. I expect that by the end of the year we will have shipped several tens of thousands of lines of FTTP.

                                   As for customer-specific issues, let me being with Sprint, one of our 10% customers during the quarter. Sprint issued an RFP early in the year to select an alternate secondary vendor for their local tell-time network. Today we are the primary vendor at Sprint for access products. And as a result, supply the major portion of their access needs. As is typical of all large carriers, Sprint has a dual vendor policy and hence the RFP to select an alternate secondary vendor. This was not a surprise to us. Furthermore, Sprint is our largest distribution partner and a significant portion of the sales we make to Sprint is comprised of products that they re-sell into the independent and alternate carrier market.

                                   Next, let me give you some information about the events at Verizon. The FTTP project is quite complex and technical and we continue to work with Verizon to develop the specifications required in order to engineer, deliver and implement the best solution possible. During the course of this complex project, there are many development milestones set forth in the contract. While we have met a number of these milestones on time, we have also failed to meet some milestones. In late June we missed a milestone that has a $1 million penalty associated with it. The penalty is accounted for as a $1 million reduction in revenue in the second quarter. I certainly don’t want to sugar coat this, this is serious and I can assure you that Verizon is not pleased that we have missed these milestones. In fact, they have said that they think we are in breach. Obviously, they are able to take their business elsewhere; however at this stage we don’t expect them to do that because despite the problems encountered thus far, we believe that the project is generally proceeding as planned.

                                   One example of that progress is the fact that we are in the first office application or FOA stage with the customer on schedule. With flow through provisioning, there are multiple subscribers connected and more are being connected weekly. We expect to bring a second FOA during the current quarter in a second region for this carrier. We continue to install our equipment in central offices around the country and we believe the entire program remains on track despite the many challenges in implementing such a network. It is I think, a point of some note that we have gone from RFP to flow through provisioning of subscribers with high speed data and voice services on a completely new network, with new technology and new systems within 12 months. Verizon really has moved extremely rapidly and efficiently in rolling out this network.

                                   As I said last quarter, we are generating a lot of customer interest, both here in the US and around the world with our fiber direct solutions. We have become actively engaged with some of the independents in North America and we now have several customers for fiber direct. We continue to receive customer inquiries from service providers in both Europe and Asia and the increasing number of RFPs and RFIs we are receiving indicates a growing interested by many carriers in the technology.

                                   Our acquisition and integration of North American Access into AFC has gone very well. The 2 companies operate as one today. Sales to traditional NAA customers during the quarter were about what we had anticipated.

                                   Finally, let me address the most important development for AFC during the quarter and that is our proposed merger with Tellabs. As I said on the day of the announcement, I think that this proposed transaction makes real sense for both companies. Certainly, from an AFC perspective, it allows us to become part of a larger company and thereby increase our chances of success with the largest carriers. This is especially relevant to our pursuit of the nation fiber to the premise market. We have integration teams comprised of individuals from both companies, working to ensure a smooth hand off when the deal closes.

                                   On the regulatory front, the two companies filed for anti-trust approval under HSR on June 21st. We announced on July 7th that both companies had been granted early termination of the HSR waiting period. On June 23rd, 2004 Tellabs filed a registration statement on Form S-4 with the Securities and Exchange Commission, which is available on the SEC website. This document is currently under review by the SEC and they may have comments and suggested revisions to the document before it is finalized. When the comment and response process has concluded, the finalized joint proxy statement, prospectus, contained in the Form S-4 will be sent to both company’s stockholders in connection with the stockholder meeting that will be held to approve the transaction. It is anticipated that the closing would occur promptly after these meetings, assuming both companies’ stockholders approve the merger. The companies currently anticipate closing the merger before the end of October, 2004.

                                   Now a few comment on the outlook for the balance of 2004. I’m encouraged by the turn of business that we had in the second half of the year. We are seeing an increased level of interest from our customers in both our DSL and FTTP solutions, particularly with our larger accounts. For some time now our strategy has been to broaden our customer base and in particular grow our business and relevance in larger tier one and tier 2 carriers. I believe we are seeing an acceleration of the shift to broadband in general and new high speed technologies in particular. I think AFC is well positioned, both with our solutions in technology and our customer presence to capitalize on this network transition. Our ongoing business at

5

Verizon for the supply of the active electronic elements of their FTTP role out, our improving positioning at SBC, our ongoing strength at Sprint and finally our acquisition of the Marconi North American Access business that has resulted in BellSouth becoming our largest customer, are all measures of our progress in becoming a major supplier to both large and small carriers. The proposed merger with Tellabs will only reinforce our ability to achieve meaningful results at these important accounts.

                                   I will now turn the call over to Keith and I look forward to addressing your questions during the Q&A session we’ll have later. Thank you.

Keith Pratt:             Thank you John. My comments today will begin with a review of our second quarter results and then turn to some guidance on our forecasted financial performance. Let me point out that the majority of the comparisons that I will share for year over year or quarter over quarter periods are comparisons of our core business performance from operations and exclude items such as: merger and acquisition related costs, restructuring costs, amortization of acquired intangibles and litigation settlement costs and awards.

                                   As noted at the top of the call a reconciliation of core results to GAAP results is attached to our earnings release. Also second quarter results include the full quarter results of AFC Bedford, which was previously a business unit of Marconi Communications that we acquired in February. Comparisons to the first quarter of 2004 include the results of AFC Bedford only for the last 5 weeks of the quarter and fiscal 2003 amounts do not include AFC Bedford operations. I would like to start with a review of the income statement.

                                   Revenues for the second quarter of 2004 totaled $118.6 million, representing an increase of 28% from the first quarter of 2004. Compared with the second quarter of 2003, revenues increased 43%. AFC Bedford’s stand along revenue for the second quarter of 2004 was approximately $47 million. Revenues for the first 6 months of 2004 were $211.4 million, a 29% increase from the $163.5 million recorded in the first 6 months of 2003. AFC Bedford’s stand alone revenues from the acquisition date of February 20th through June 30th 2004, was approximately $66 million.

                                   Domestic revenues were represented 91% of total revenues during the quarter. Domestic revenues increased 35% compared to last quarter and increased 54% from the prior year this comparable period. International revenues represented 9% of total revenues during the quarter. International revenues decreased 17% compared to last quarter and decreased 18% compared to the prior year’s comparable period.

     Three customers: BellSouth, Sprint and Verizon each accounted for more than 10% of total revenues during the second quarter. In the aggregate the 10% customers accounted for 67% of second quarter revenues.

                                   Core business gross profit margin was 40.6% for the quarter compared with 51% last quarter and 50.5% in the second quarter of 2003. AFC Bedford’s stand alone gross profit margin for the second quarter of 2004 was 31.6%.

                                   I would like to point out that our combined company current quarter results include a $1 million performance compensation payment, payable to Verizon as a result of a failure to meet a June 30th milestone delivery date in our FTTP contract. The accounting treatment for this change was a reduction in revenue of $1 million in the second quarter. Excluding this PCP, revenues for the quarter would have been $119.6 million and gross profit would have been 41.4%.

                                   Core business operating expenses totaled $45.5 million in the second quarter, consisting of the following: research and development expenses of $22.5 million or 19% of revenues; sales and marketing expenses of $13.3 million or 11% of revenues; general and administrative expenses excluding integration costs of $8.3 million or 7% of revenues and integration costs of $1.4 million related to the acquisition of AFC Bedford. AFC Bedford’s stand alone operating expenses totaled approximately $8 million in the second quarter. Combined company core business operating income for the quarter was $2.7 million or 2.3% of revenues. This compares to $9.3 million or 10.1% of revenues reported in the first quarter 2004. And $7.3 million or 8.8% of revenues reported in the second quarter of 2003. AFC Bedford’s stand alone operating income for the second quarter totaled

                                   GAAP net income for the second quarter of 2004 was $921,000 or one cent earnings per share. Core business net income was $5.4 million or 6 cents earnings per share. To derive core business net income, the following items were excluded: lease facility right offs, which result from the lease structure and workforce reduction that was initiated in 200 totaling $1.7 million; investment banking, legal and other fees related to the proposed merger with Tellabs totaling $3.5 million and arbitration award for compensatory damages and interest receivable from a former insurer in the amount of $5.8 million and amortization of acquired intangibles in the amount of $4.4 million related to the Access Land and AFC Bedford acquisitions.

                                   In summary, earnings per share for our core business decreased from 9 cents in the second quarter of 2003 to 6 cents in the second quarter of 2004. Before leaving the discussion of the income statement, I would like to provide some additional commentary on our reported results for the second quarter.

                                   Second quarter revenue was somewhat lower than expected. This was primarily due to a supply constraint of a key component that impacted FTTP shipments. This supply constraint is expected to be remedied during the third quarter. Secondly, a large customers’ work force issue limited the flow of order from that large customer. And lastly, certain international orders were received in the latter part of the quarter resulting in an inability to ship the product before the end of the second quarter. In addition you will have noted that we reported a negative 17% core business tax rate in the second quarter. This rate was derived from current projections of operating income and interest income on an annual basis, which resulted in a decreased tax rate for the year. The true-up (sp?) of the tax position for the first half of the year was booked in the second quarter. Likewise, our GAAP tax rate was impacted by current projections and the non-deductibility of a portion of the Tellabs merger expenses. The result in true-up was booked in the second quarter resulting in a negative 17% GAAP tax rate in the second quarter. At this point I will turn the discussion towards the balance sheet and cash flow statements.

                                   Cash and marketable securities totaled $860 million at the end of June 2004. This compares with $1.092 billion dollars at the end of December, 2003. The decrease in cash and marketable securities is due to the acquisition of AFC Bedford, in the amount of $242 million. Days sales outstanding was 52 days in the second quarter of 2004, compared with 55 days for the first quarter of 2004 and 64 days in the second quarter of 2003. Net inventories increased from $38.3 million at the end of the first quarter to $44.7 million at the end of the second quarter of 2004. Core business inventory turns were approximately 6.3 times per year for the second quarter of 2004, compared with 7 times per year for the first quarter of 2004 and 7.3 for the second quarter of 2003.

                                   Our balance sheet includes an income tax receivable of 210 million dollars; we recorded this amount based on our receipt of a private letter ruling from the Internal Revenue Service regarding the tax treatment of settling our 2 Cisco hedge contracts with borrowed shares during 2003. The total tax liability related to the gain on our Cisco stock and hedge contract would be approximately $265 million if we had settled the hedge contracts with our existing Cisco shares. The hedge contracts matured in 2003 and we settled them using borrowed Cisco shares, based on our belief that this would allow for a deferral of $210 million of tax on the hedge contract gain. During 2003, we paid estimated federal and state taxes net of applicable credits on the full amount of the Cisco stock and hedge contract gain. The private letter ruling supports our position and we intend to file our 2003 federal and state tax returns requesting refunds that total $210 million. In addition to our income tax receivable, we have also recorded a deferred tax liability of $210 million. Taxes would be due on the hedge contract gain upon termination of our Cisco share loan. It is our intent to maintain this loan for an extended period, to the extent possible. You should not that our balance sheet reports a deferred tax liability of only $174 million since our deferred tax assets are netted against this liability as required by GAAP.

                                   Now I will turn to the second quarter cash flow statement. Net cash provided by operating activities was $16 million dollars for the 6 months ended June 2004 as compared to $584.1 million for the 6 months ended June 2003. Excluding Cisco cash proceeds and taxes paid under related gains, cash provided by operating activities for the 6 months ended June 2003 would have been 27.3 million dollars. This completes the review of financial results for the second quarter.

                                   At this point I will provide some guidance to analysts and investors on our forecasted GAAP financial performance. Let me being by saying that as our FTTP business begins ramp, uncertainties surrounding the timing of FTTP system orders, the mix of components in the deployment of FTTP systems and the mix of customers make it difficult to forecast quarterly revenues, gross margin and net profits. The following guidance is on a GAAP basis.

                                   We expect 2 metrics in our second quarter income statement to be the following. Revenues of approximately $124 to $128 million, gross margins in the 36 to 38% range, operating expenses of around $59 to $60 million comprised of the following. R&D spending as a percentage of revenue in the 17 to 18% range, sales and marketing spending as a percentage of revenue in the 10 to 1% range, G&A spending (excluding integration costs) as a percentage of revenue in the 7 to 8% range, integration costs related to the AFC Bedford acquisition of approximately $1 million, merger and acquisition costs of approximately $10 million, assuming that the Tellabs transaction closes by the end of the third quarter. Amortization of approximately $4 million related to the Access Land and AFC Bedford acquisitions. We also expect a GAAP operating loss of approximately $14 million, other income of approximately $2 million, a GAAP tax rate of 39% and approximately 90 million shares outstanding.

                                   On a core earnings basis for the third quarter, amortization of acquired intangibles and merger expenses of approximately $14 million will be excluded from core earnings results. As a result, we expect core operating expenses for the third quarter to be roughly flat to the second quarter at approximately $45 to $46 million and we expect core operating income to be, roughly, break even. We also expect a core earnings tax rate of 18%.

I’d now like to offer some additional comments on our gross margin forecast for the third quarter and comment on the near-term impact of FTTP revenue.

                                   For the third quarter, we expect gross margins within our traditional DLC and DSL business and our Bedford business acquired from Marconi, to be comparable to recent periods. However our third quarter forecast also includes initial volume shipments of some FTTP product that has negative gross margins. Specifically, after evaluating the costs to be incurred associated with initial shipments of single family home optical network terminals or ONTs to one large early adopter customer we now expect to sell these ONTs to this large customer at negative gross margin. Sales of these units to other customers are expected to generate positive gross margins. Also, other FTTP equipment that we sell (to both large and small customers) is expected to generate positive gross margins. This other equipment includes central office equipment and various other ONTs for residential and business customers. As a result, over the next several quarters, the amount of single family home ONTs that we ship is likely to have a significant impact on near term gross margins and overall financial results. We are working on significant cost reductions for these units that we expect to see in future periods. Given that we are at the early stages of customer role out of this new technology and precise details of network build out and customer adoption are still evolving, this will be a difficult part of our business to forecast. Over time, we expect design cost reductions, component price reductions and increased production volumes to improve gross margins significantly compared with initial FTTP shipments.

                                   Thank you for your attention and I hope we have given you a good feel for our present entry to business. We will now open up the discussion for Q&A.

Operator:                 Thank you, we will now begin the question and answer segment of the conference. If you would like to ask a question during this period please press star, one on your touchtone phone. If you are in the queue and no longer wish to ask your question, please press star, 9. If you enter the digits incorrectly, please allow 5 seconds before you re-enter your digits.

                                   And we have Alex Henderson with Smith Barney.

Alex Henderson:    Great thanks, John I guess I’m pretty surprised by a) the amount of shortfall in the revenue numbers and simultaneously quite surprised at how draconian the cuts are for the third quarter. And you know you gave an explanation here that surrounded fiber to the prem, yet your fiber to the prem was not expected to be a meaningful contribution to the revenue. Certainly it was not anywhere near $12, $13, $15 million kind of short fall while it is what the Street was carrying so I guess I’m a little perplexed. Can you give us a better sense of – was the order flow that you (and I know your booked to billed was about one) but was your order fill consistent with what the Street had out there or was it just timing issues on a couple of these? Can you parameterize how much of a miss there was in these 4 categories, just give us a little bit more sense of whether the competitive front has changed as dramatically as it looked like it has changed here?

John Schofield:    Sure. Firstly let me, Alex, give you the overall number. We booked $133 million in orders in the quarter so you know all the players were quite robust. We did book a lot more orders for FTTP than we expected, quite frankly going into the order because the forecast was that these would be later in the year but they actually came more rapidly. We in fact, as a result of that, as we worked through the quarter, had planed to deliver a reasonable amount of this, particularly in the central office component. And as we said in our prepared remarks, we actually had a component problem the prevented that happening. And rather than speak to what the Street expectation is relative to the guidance that we gave at the beginning of the quarter, which as I recall was 128 to 130 in the top line.

                                   About half of the shortfall, where we actually wound up and let’s say lower end of that guidance range, half of the $10 million shortfall came as a result of the FTTP problems, we expect to make that up in the second quarter. We have seen a shift in our business to be more heavily (inaudible) than we expected to be toward FTTP and we’ve seen somewhat of a decline in some of the traditional DLC spending. Several of our customers have basically said they’re actually going to spend money (or some of our customers I should say) but some of our significant customers have said they’re going to spend money on FTTP and not spend money on DLC. So at the larger accounts or some of the larger accounts we’re seeing shifts in spending.

                                   In terms of your question about the competitive shift, I don’t think that we’ve seen a draconian or a dramatic competitive shift. We’ve certainly continued to see competitors in our marketplace as we talked about last quarter and in a couple of areas you know, those competitors have been quite aggressive and certainly have won some business from us. But the major portion of the shift in – or our shortfall if you will, was that the FTTP product was not available for shipment as a result of the component problem. We did receive a smaller or lower number of order than planned from our account that was directly related to a work force issue that they had and then finally a couple of million dollars came in too late in the quarter, from an international customer. It was forecasted in the quarter but it, quite frankly came too late in the quarter for us to be able to turn it around and ship it out the door. So the round number, $10 million shortfall was made up of those 3 components. I would say in the competitive arena, where we may have lost some business in modest amounts to competitor, we made up for in other areas by overdriving on some of the other customers that actually ordered more than we though they would order during the quarter.

Alex Henderson:      If I could, weren’t your results ahead of target in NAA though?

John Schofield:        No they were right on plan at NAA.

Alex Henderson:      Okay thank you.

Operator:                  Your next question is from George Schnoder with Jeffries and Company.

George Schnoder:  Hi thanks, you mentioned earlier that there was an issue with Verizon and you mentioned breach of contract or breach – could you give us some more detail for that? Breach is certainly a nasty word and I think before you put the kind of problems you’ve been having at Verizon in the context, some of the issues that normally come up when you’re dealing with a big demanding carrier, you’re dealing with new technology...And I guess I didn’t hear that language out of you guys, you just go around here and now to hear the word ‘breach’ used as it relates to Verizon I guess I was just trying to figure out what’s really different here and any more flavor on that would be great, thanks.

John Schofield:        I think the difference is you know, we have missed some milestones and the customer is preserving its legal rights which the contracts typically want to do, beyond that I wont speculate on what’s going on here but the simple fact of the matter is we are moving forward, we are working on remedy plans, we’re delivering product, we’re installed in a number of central offices and we’ve got volume orders to deliver beginning in fact in this current order as Keith has mentioned in his guidance, we will begin volume deliveries of FTTP in this quarter and obviously the really significant volume customer is Verizon. They’re moving forward, their plans are in tact and I’m sure you heard their call yesterday where they announced 2 additional markets that they’ll be rolling out into this year and we’ll be shipping product into those markets.

George Schnoder:  Got it, any sense for whether or not they might pick a second source here in the near term or is that something that really happens next year I mean any sense of this will do.

John Schofield:        Well I think they said it yesterday actually, in their conference call they announced that they would likely be introducing a second vendor in 2005, which is what we expected all along.

George Schnoder:  Okay thanks very much.

Operator:                  You next question is from Tim Baxter (sp?) with Legg Mason.

Tim Baxter:              Good afternoon, I just really want to ask one simple question and that is how much longer do you think this negative gross margin business will continue with that one large customer, I presume Verizon.

Keith Pratt:              Tim, it’s Keith, I tried to indicate in the prepared remarks, the negative gross margin issue relates to one specific component in the FTTP solution and that is the single family home variant of the optical network terminal. And again to stress as we did in the prepared remarks, the other parts of the FTTP system, which includes equipment installed at the central office and also includes other variants of ONT, we believe that’s business with positive gross margin. And again as I stressed in the remarks, the negative gross margin issue on the single family home ONTs is really just with this one large customer.

                                   To your question about when does it turn from negative to positive, I would say we have significant efforts underway to reduce the costs of those units, it is very hard to forecast with precision you know the exact quarter where we will get the crossover but we wouldn’t be in this business if we didn’t see ways to close that gap meaningfully over the quarters ahead.

Tim Baxter:              Okay thank you.

Operator:                  Your next question comes from Steve Leibe (sp?) with Lehman Brothers.

Steve Leibe:              Thanks, just a few questions if I could. In the past John you’ve talked about fiber to premise being $20 to $30 million in revenues this year. It sounds like you have plenty of orders do you think you have resolved the component issue or it’s about to be resolved so you can do that number or maybe even better?

John Schofield:        Yeah the component issue is being resolved this quarter Steve and I am very confident of the high end and probably better.

Steve Leibe:              Okay and the other thing you’ve said in the past is that the, you know, those revenues would probably be break even for you, or maybe even slightly contribute, depending on the mix. Is there anything, just given that discussion on negative gross margins — on that on ONT – is there anything that changes your mind on the entire year on the contributions from FTTP?

John Schofield:        Well we’re seeing a lot more, as I said, single family home ONTs that had been planned and forecast quite frankly and until fairly recently we’ve see in the last month or 2 a pretty dramatic step up in the 4 cards (sp?) and in fact in orders received of these devices that’s changed the picture for us from where we were just simply 3 months ago actually. So, hard to predict exactly at this point in time but a lot more business is flowing in as a result of this new technology.

Keith Pratt:              The other comment Steve, if I could make it on the single family home ONTs as we also understand it’s certain that these units being ordered in the near term are as you will, go into stock at the customer. What we have less visibility on is going to be the actual take rate and turn up of actual customers that will, once we’ve got the stocking orders in place, that will cause you know, real demand for ONTs being connected through the network with live customers. And really for the next couple of quarters it’s going to be hard to get a good read on that until we see more rollout of the network.

Steve Leibe:              Totally understand but just a couple more quick questions. On the FTTP at Verizon, do you think that when they chose a second source they’ll chose it for both the OLT and the ONT?

John Schofield:        I think initially it’s probably going to be for the ONT and then over a longer period of time probably an OLC but I think the initial plan in ‘05 is more likely to be centered around ONTs.

Steve Leibe:              Okay and then the 10% customers that – what do they add up to? Oh you already gave that – the linearity in the quarter was it pretty backend loaded?

Keith Pratt:              No DSOs were 52 days and I would say linearity was probably comparable with the second quarter of last year at somewhat better than the first quarter of this year.

Steve Leibe:              Okay just 2 more quick questions. Have you started to receive normal order flow from that one customer that had the workforce disruption?

John Schofield:        Yes I would characterize that now as being relatively normal.

Steve Leibe:              And then lastly, related to the deal – have you already started to receive questions from the SEC?

John Schofield:        No, we expect to receive those in the next week or 2.

Steve Leibe:              Thank you very much.

Operator:                  Your next question comes from Jason Aider (sp?) with Thomas Wiesel Partners.

Jason Aider:             Good afternoon, I just wanted to ask you, how much is baked into Q3 guidance for FTTP, can you give us some overall sense. You said, John you said that you expected the forecast for the year to be above the high end or above the 20 to 30 million.

John Schofield:        Yeah I think round numbers Jason it’s probably of the order of 15 million.

Jason Aider:             Okay so 15 million yet the guidance for Q3 was 124 to 128, so what – so the core business sounds like it’s dropping off much faster than you expected, is that fair?

John Schofield:        We’re certainly seeing a decline in parts business and pure parts as I mentioned in my prepared remarks and you know we’re seeing some hesitation as – you know I think there’ s shift going on here it’s like I cant put my finger on exactly how much and when but I think we are seeing a shift not so much a competitive shift but a technology shift and that’s why we’re seeing more orders from customer for FTTP. We have several customers who have given us meaningful orders for FTTP (you know in addition to Verizon) that we will be delivering on in the second half of the year that have been traditional DLC customers for us.

Jason Aider:             Okay so of the 133 million in orders that you had in Q2 I’m just trying to get a sense of how much, you said roughly half the mix this quarter was FTTP so on the – on an order of magnitude was it in the neighborhood of $5 million, 5 to $10 million in FTTP orders in that 133 million?

John Schofield:        No it was more than that.

Jason Aider:             More than that okay. So a big part of the order flow in Q2 was FTTP and the – some of these orders are longer term in nature – maybe 6 month type orders beyond just next quarter, is that fair?

John Schofield:        Through the balance of the year, they’re not just for the quarter – we don’t actually have any orders in house that have been delivered beyond the end of the year with regard to FTTP.

Jason Aider:             Okay so you would expect, just based on timing, I’m guessing you would expect kind of really continued – so moving into Q4 off of Q3 a pretty steep ramp just based on the order flow that you have in FTTP in Q4.

John Schofield:        I think what we’re seeing Jason is what started out – orders started out particularly from Verizon for what I would characterize as the infrastructure portion, in other words the wrecks and chassis and common equipment and dowel suppliers and the likes of going into the central office. The second component were the OLT blades, the PON (sp?) blades themselves that get plugged into those central office chassis and that in fact specifically is where we had the component issue with those PON blades. And then the final part of the ordering cycle if you will, tends to be the ONTs as they get close to wanting to start selling the service and turning up customers. So we have seen a number of orders ship in Q2 that were of that infrastructure category, you know the basic material that goes into build out the COs. In Q3 we will see a reasonably strong shipment of the PON cards plus a fairly significant quantity of ONTs and in the fourth quarter we expect to see a lot of ONTs and a smaller number of PON cards.

Jason Aider:             Okay, and so in trying to understand from a customer standpoint, where you may be seeing somewhat of a drop-off in the traditional business is it specifically from customers ordering FTTP where you’re seeing a drop off in DLC and DSL or are you seeing also drop off from some of the guys that are not going FTTP yet and are sort of in the mode and are thinking about it and therefore just delaying spending.

John Schofield:         It’s actually all of the above, we’re seeing it in all of those areas and you know we’re seeing that for example in the independents there’s 2 things I think happening, or 2 or 3 things happening. One is looking at technologies, another is looking at services. Are they going to deliver video and if so will it be IP video or RF video and they’re analyzing those kinds of decisions. And we’ve also seen I think a flattening or declining market for pure DLCs, we largely build out the IOC, DLC network over the last couple of years and we’re also seeing in the larger carriers, in particular the FTTP carriers a limiting of funds for other applications as the channel those funds into FTTP. So it’s just really a mix, as you pointed out, of all of those things.

Jason Aider:             Okay and just last questions just on Sprint you mentioned that they’re getting a second source, is that baked into your guidance for Q3 that you might see some softness in the Sprint business?

John Schofield:         It’s baked into our guidance I do not expect it to be very much softness however, it will take some time and remember they already had a secondary vendor, they’re replacing their existing secondary vendor so I don’t expect to see much impact from this at all.

Jason Aider:             Wasn’t the secondary vendor Marconi?

John Schofield:         No it was another one, another European company.

Jason Aider:             Okay alright, thanks.

Operator:                   Your next question is from Simon Leopold of Morgan Keegan.

Simon Leopold:         Thank you, I wanted to just go back and I’m not sure if you clarified this for the quarter but specifically did you recognize FTTP revenue in the quarter. I know you highlighted the $1 million payment to Verizon but it wasn’t clear whether that was offsetting any recognized revenue. More of a long–term question real quick is if you could give us some thoughts on ADSL 2 and ADSL plus, where you stand on that and what you think the timing will be of that shipment. Thank you.

John Schofield:         Sure we did recognize FTTP revenue in Q2 but it was primarily the infrastructure componentry, in other words it was the chassis, racks, channel banks, interconnect cards, common cards and the like that we recognized. There was a very small part of the revenue recognition associated with the PON blades literally and a few hundred of those were shipped. So the preponderance of the revenue and it was relatively small, it was you know less that $10 million. But there was revenue recognized, it was specifically associated with FTTP. In Q3 that will be more revenue and that will be very much FTTP technology in that it will be PON cards and ONTs.

Simon Leopold:         Is it fair to interpret the – because of the mix of FTTP products that in this quarter it was profitable?

John Schofield:         Yes, absolutely. With regard to your question with ADSL 2 plus, we are introducing 2 plus on our entire product range. In other words Access Macs, the Bedford product line and Celiant (sp?) will all have over the next several months, 2 plus introduced on the product line.

Simon Leopold:         And what’s the customer interest been like?

John Schofield:         In 2 plus? Very high, everybody wants to move to 2 plus. Now we’re still very – in early days of 2 plus. For example there’s very limited CPE equipment available today in 2 plus, there’s a lot of interoperability problems but everybody wants to go there and in particular you know the bandwidth and the possibility of bonding are 2 classes also of interest.

Simon Leopold:         Is it too early for you to predict when it becomes a material part of your revenue?

John Schofield:         Yes it is at the moment.

Simon Leopold:         Okay thank you.

Operator:                  Your next question is from Ken Mooth (sp?) with Robert Baird.

Ken Mooth:                 Hi, a couple questions just on the negative gross margin you talked about on the OLT business, as that business ramps in volume does that ever become a positive gross margin for you?

Keith Pratt:                 Yeah it’s actually on the ONT, the optical network terminal –

Ken Mooth:                 The ONT I’m sorry.

Keith Pratt:                 Yeah, we have a lot of work to do on this regard, some of it is in our control such as the engineering design cost reductions that we’re working on, and we also think that increased volumes are going to help. We’re also going to encounter issues where the components going into these devices are currently built – really hand built at really low volume environments as we see more of this market develop we think there’ll be significant reductions in those component prices and when you take all of these factors together, both the things directly within our control and then some of the market bid pricing for components that we’re projecting, we actually expect to make money in these devices over time. And again the negative gross margin issue is at this one larger client it’s really a launch customer for us.

Ken Mooth:                 Right but then I guess another thought would be, what happens when they re-bid the RFP in that portion of 2005, you most likely have to do your re-bid pricing yourself or be given that you signed a 5 year deal with them is pricing a fixed fee or do you have to start that over again. And that would likely be lower?

John Schofield:         Our pricing is fixed. We thought twice on this thing and we were very clear about that. I think the benefit that we all will have in the industry as other vendors enter this space and volume; it will create more conviction if you will in the component industry that FTTP is real. I’m hoping that they’re starting to get that conviction anyway as they see what’s happening and see the kinds of things that Verizon talked about yesterday. But the fact of the matter is, we don’t expect to be changing the pricing on our component going forward or our unit going forward in a re-bid if you will, which is really – we’re not competing against somebody to be a second vendor, the plan is to bring in a second vendor and maybe even more in time and we would be in parallel to them not – if you will trying to compete head to head on an ONT basis.

Ken Mooth:               Okay great, thank you.

Operator:                  Your next question is from Vivek Ario (sp?) with Merrill Lynch.

Vivek Ario:               Good afternoon Keith and John, this is Vivek Ario on behalf of (inaudible). A couple of questions, first is for the last few quarters your book to bill has consistently been greater than one but revenues from your core Petaluma business have been lighter than expected and I’m curious to know, has it always been because of things out of your control, unexpected events or is there something more fundamental that we should be worried about. The second thing is – second question is Verizon has spoken about passing one million homes, what does that mean to you in terms of ONT shipment, especially as the kind of ONTs that you are shipping are more single family homes. So if you could give us some sense of what your expectation is in terms of ONT shipment for this year. And the third question is what about fiber related projects on carriers other than Verizon. Are you seeing any interest in your FTTP business from other tier one carriers like an SBC or BellSouth or a Qwest or a Sprint? Thank you.

John Schofield:        Well let me work backwards because the first one is fairly easy to answer, the second answer is yes we’re seeing a lot of interest in both fiber to the curb and fiber to the house form multiple carriers. In terms of the first part of your question in that orders for the last couple of quarters have been more than shipments, the issue is all around the incremental growth in orders or a big part of the incremental growth in orders is associated with fiber to the prem and we’re in very early stages of rolling that out. So the – if you want to call a fundamental issue, a product that we have orders ahead of our ability to deliver that’s what we have with fiber to the prem, there’s nothing else wrong with the business and we will catch that up in the second half of the year as those orders start to ship and we move to you know, general availability of the fiber to the prem product. Which is really only happening this quarter. What was the second question?

Vivek Ario:               Sure, when Verizon talks of 1 million homes, what does that mean to you in terms of ONT shipments?

John Schofield:        Right well when they pass a home they don’t actually have an ONT connected they only have an ONT when the connect to a home so in terms of passing a million homes, I think what their definition is that they have built the infrastructure, they have material in the central office deployed and ready to go to connect customers, they have built everything in terms of the feeder and distribution cable and the spreaders and the like in the field and everything is in place, cards to customer and the only thing that needs to be done is have a drop cable and an ONT placed at the residence. So to pass a million homes, tat really doesn’t have a lot of relevance in terms of how ONT is shipped. It really related to how many homes they’re intending to connect and they’ve said yesterday that they’re going to be operating in those 3 markets this year, they’ll be building out and each one of those markets will ultimately have as they expect up to 100,000 subscribers in them. This is Keller, Huntington Beach in California and Tampa in Florida and it really depends on take rates. They want to have some inventory on the shelves to be able to rapidly respond to the customer when the customer calls for service. But they don’t want to have too much inventory so you know, they would be placing orders for initial

– they placed orders for initial inventory, it’s in the tens of thousands of unit and I expect that’s what will be delivered this year – several tens of thousands of units and that will go up substantially next year into probably 100,000 units.

Vivek Ario:                Thank you.

Operator:                    Your next question is from Gina Saffolo (sp?) with Buckingham research.

Gina Saffolo:              Thank you I have 3 questions. The first is, as you explained the delivery of schedule for product for FTTP, infrastructure products go in first into the CO and then the blades, but your answer to a question about the lack of gross margin profitability on this rollout sounded like it was more than a component problem that makes the blades unprofitable. But typically in a configuration, blades are the most profitable so could you please clarify that?

John Schofield:        Alright, well we didn’t say the blades were unprofitable, we said the ONTs were unprofitable, that the device that bolts to the side of the house. The blades go in the central office and they are profitable. And that’s what we had the component problem with.

Gina Saffolo:              Okay thank you. And then could you explain the tax rate in the second quarter and what the implications are going forward?

Keith Pratt:                Sure, on the tax rate what we really have in the second quarter is a true up given our revised projections for the year and we have a true up weight of 17% which is actually a tax benefit in the second quarter on a core earnings basis and actually a similar amount on our GAAP tax rate. So it’s simply a fact that with our updating projections and we will look at the amount of tax that we paid in Q1, we have a true up that occurs in Q2.

Gina Saffolo:              And why is this? Why is there a change in the cash relation to profitability of the pre tax profitability for the full year – that changes your tax rate?

Keith Pratt:                Because when we reported on it last quarter our view of profitability for both Q2 and the balance of the year was higher than it currently is.

Gina Saffolo:              So this lower profitability rate will continue thru the year.

John Schofield:        We’ve given it to free guidance and that’s’ all we’re giving now and we’ve essentially told you that we are going to break even Q3

Gina Saffolo:              Ok. And lastly is there anything with this turn of events that could possibly affect the Tellabs deal?

John Schofield:        We don’t’ believe so. This is, we believe there’s not fundamental change to our business here. There is some short cut initiatives but we believe there is no fundamental change to out business and we don’t believe that this falls into any category that could affect this transaction.

Gina Saffolo:              Is there anything in the deal that would allow Tellabs to back out?

John Schofield:        Both forwards have a fiduciary responsibility under this merger agreement we don’t think this changes in a significant way the business that’s driving the 2 companies together. The strategic rational is intact and we, while the merger commitment requires the other company’s board to change or withdraw its recommendation if its fiduciary duties require, and we can’t speculate on the views of the Tellabs board, from our perspective we feel that the strategic rational for the merger is intact and it carries the other alternative businesses as we move into the third quarter so I don’t think this rises to an issue of causing there to be any question.

Gina Saffolo:              Thank you.

Operator:                    Your next question is from Sam Sabong (ph) with Quatro Global Capital.

ST Teleforgato (ph):  Hi, it’s S.T. Teleforgato with Sam Sabong. Can you just discuss the nature of the milestone that was missed and how many milestones have been met since the beginning of the year, with respect to the FTTP program?

John Schofield:        The last one that missed was for a complete of hardware and software and it’s actually 21 days late. So you know, in a major project of this magnitude I suppose, you know, that I could argue that that’s not a huge miss but nevertheless it’s a miss under the contractual terms of the agreement. I don’t have all of the details of the number of milestones, there have been multiple milestones.

Keith Pratt:                To date there have been 5 we have met three and missed 2.

S.T. Teleforgato:      Okay. Great. And can you just guide of talk, just sort of generally with respect to the Tellabs transaction, you expect that once the transaction is complete that that might enable you to better meet Verizon’s milestones and has Verizon given you any sort of feedback on that transaction up to this point. John Schofield: Well, in general all of the customers that we’ve talked to up at the time of the transaction were positive. They thought that this was a good combination of two very strong companies. So I would characterize from all customers including that one, that positive feedback with regards to the transaction. In terms of what it may mean going forward with the new company, I think that obviously we are working on integration planning and we’ll look at a number of things as we move forward to benefit all of our customers. The intent of the transaction is to make things better for our customers and be able to expand the business overall. In specific terms I can’t really comment on are we going to apply more engineers to it and that, it’s a bit early to tell.

S.T. Teleforgato:      Ok and without delving too much into your earlier use of the word breach and I know that you can’t speculate on what the recourse could be but is there some sort of general minimum amount of milestones that you must meet and if you don’t’ then that could trigger a breach or does the word breach relate or imply some sort of other miss in your contract with Verizon.

John Schofield:        In any kind, and I’m not a contracts expert in any stretch of the imagination , but you know if you miss a single thing you’re technically in breach and we’re working with the customer, we have plans in place to recover. I don’t think , it’s not like there’s a score card that says if you do 8 out 10 you’re ok but if you do 7 out of 10 you’re in deep trouble. I think they’re preserving their position, they’re holding our feet to the fire as they have every right to do and I would expect them to do and we’re moving forward so , you know I think they expect us to do certain things and we’re working hard to do those things. That’s about all I can say with regard to that right now.

S.T. Teleforgato:      Great, Thank you.

Operator:                    Next we have Stephen Dane with HMC New York.

Stephen Dane:           Hi, most of my questions have been answered except concerning the situation with Tellabs. First of all, I know you’ve already filed and you’ve said that you’re expecting comments back in the next week or two from the FCC. If things move smoothly is there any reason why you couldn’t close this deal earlier than by the end of October.

John Schofield:        Well obviously we want to close it as quickly as we can. We’re in the hands of the FCC now; as soon as we get their questions and comments we’ll respond to those and as soon as we then have a finalized document we will submit it to the shareholders as quickly as we can. There is nothing magic or sacrosanct from our standpoint in October, if we could do it in September that would be just fine.

Stephen Dane:           Is Tellabs as eager to close it as soon as possible, as you are?

John Schofield:        I believe they are.

Stephen Dane:          And are they , have they been made aware of your announcement today of your second quarter?

John Schofield:        They have been fully aware of everything, we have had a completely open, frank and honest relationship with Tellabs from day one and they have fully understood everything in every quarter that we have had since we got close to the transaction.

Stephen Dane:           And including today’s announcement?

John Schofield:        Absolutely.

Stephen Dane:           And how about the situation with Verizon? What is their comments on it?

Keith Pratt:                They say that’s not unexpected in a program of this magnitude with an account of this sophistication.

Stephen Dane:           And are they willing to work along with you and Verizon on this? Or have they questioned it in any way or form?

John Schofield:        They are willing to work along they are committed to this transaction , I think you need to ask them those questions though because I represent AFC , not Tellabs.

Stephen Dane:           Right but I understand that if you’re in contact with them all the time you can get a feel of how they’re reacting to the situation.

John Schofield:        I thought I said that. They’re feeling is that seem to want to close this transaction just as much as we do.

Stephen Pratt:           Great, alright well thank you.

Keith Pratt:               We’ll take one more question now.

Operator:                   And that comes from Zing Chun (ph) with Theralon Capital (ph)

Zing Chun:                Hi, good afternoon. I just want to get a clarification in regarding the Verizon transaction. When you said in relation to a 21 day delay for the complete release of software plus hardware has that been cured? Has Verizon given you a deadline by which you need to cure? What’s the timing on that?

John Schofield:          I said we were, that there are a combination of many things here. The breach doesn’t just relate to what occurred or didn’t occur in the June time frame. As Keith mentioned we’ve had 5 milestones missed 2 made 3. And I’ll certainly relate it back to the milestone that we missed in the first quarter and there was a payment made for that , the delivery of the release will actually occur this week and it will into there labs. I don’t whether that’s the defined as a cure period, that’s the schedule that we told them sometime ago that we would meet and we’ve met that , or are in the process of meeting that and we’re working with the account to deal with all of the issues associated with it.

Zing Chun:               Right and does that mean, when you say that you breached that contract does that mean the contract is no longer exclusive and Verizon can get out on both ONP and OLTP to seek out another vendor immediately?

John Schofield:        We believe that they believe that we are in breach and that’s all that’s happened at this point in time. There has been nothing that says that they’re doing anything else and they announced yesterday that they expected to introduce another vendor into the active electronic component of FTTP in 2005. Which is what I think everybody and certainly we expected that they be doing anyway. We have seen no change to that.

Zing Chun:               So when you deliver the box or complete solution to Verizon this week do you believe, with all your knowledge that you’ve, you’ve cured it of breach? Do you understand me?

John Schofield:        No, no, no, no. I think you’re reading, I’m not sure what you’re reading into this actually there are several steps and this project is not finished when we deliver what we are delivering this week. There are several more milestones that extend over the next 18 months in this program and we will be continuing to evolve and develop the product add new features, new releases, this is just one step in the process.

Zing Chun:               Got it. This is just one milestone?

John Schofield:        Correct.

Zing Chun:               How long?

John Schofield:        That’s it.

Zing Chun:                Thank you very much.

Keith Pratt:               Thank you operator. We rap this up now, we thank all of you for listening in today and we look forward to speaking to you again when we have more news on AFC. Thanks again.